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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0145 Expires:Febuary 28, 2009 Estimated average burden hours per response ....10.4
SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. )*
Oppenheimer Holdings Inc.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
683797104
(CUSIP Number)

June 21, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morris Propp, and spouse
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power
6.Shared Voting Power83,200
7.Sole Dispositive Power
8.Shared Dispositive Power 83,200
9.Aggregate Amount Beneficially Owned by Each Reporting Person 83,200
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 0.66%
12.Type of Reporting Person (See Instructions) IN

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Propp family partnerships
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power
6.Shared Voting Power130,000 (with H. Heller, sister)
7.Sole Dispositive Power
8.Shared Dispositive Power 130,000 (with H. Heller, sister)
9.Aggregate Amount Beneficially Owned by Each Reporting Person 130,000
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 1.03%
12.Type of Reporting Person (See Instructions) IN

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Propp family charities
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power145.000
6.Shared Voting Power
7.Sole Dispositive Power145,000
8.Shared Dispositive Power
9.Aggregate Amount Beneficially Owned by Each Reporting Person 145,000
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 1.15%
12.Type of Reporting Person (See Instructions) CO

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. M. Propp
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power
6.Shared Voting Power161,040 (Morris Propp and A.M. Propp)
7.Sole Dispositive Power
8.Shared Dispositive Power 161,040 (Morris Propp and A.M. Propp)
9.Aggregate Amount Beneficially Owned by Each Reporting Person 161,040
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 1.28%
12.Type of Reporting Person (See Instructions) IN

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Propp family Trusts
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power
6.Shared Voting Power144,500 (Morris Propp and spouse)
7.Sole Dispositive Power
8.Shared Dispositive Power 144,500 (Morris Propp and spouse)
9.Aggregate Amount Beneficially Owned by Each Reporting Person 144,500
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 1.15%
12.Type of Reporting Person (See Instructions) IN

CUSIP No. 683797104
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H. Heller
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of OrganizationU.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power
6.Shared Voting Power76,000 (Morris Propp and H. Heller)
7.Sole Dispositive Power
8.Shared Dispositive Power 76,000 (Morris Propp and H. Heller)
9.Aggregate Amount Beneficially Owned by Each Reporting Person 76,000
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 0.60%
12.Type of Reporting Person (See Instructions) IN

Item 1.

The name and address of the principal executive offices of the Issuer are:

Oppenheimer Holdings, Inc.

85 Broad Street

New York, NY 10004

Item 2.

This statement on Schedule 13G is being filed by:

(a)Name:	Morris Propp (collectively, the “Filers”)
(b)Address:	366 Eagle Drive Jupiter, FL 33477
(c)Citizenship/Place:	U.S.A.
(d)Title of Class of Securities:	Class A Common Shares
(e)CUSIP Number:	683797104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

See Items 5-9 and 11 of the cover page for each Filer.

The sum totals for all filers are as below.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:    739,740

(b)Percent of class:   5.88%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:145,000

(ii)Shared power to vote or to direct the vote:594,740

(iii)Sole power to dispose or to direct the disposition of:145,000

(iv)Shared power to dispose or to direct the disposition of:    594,740

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:June 23, 2021	By:/s/ Morris Propp Morris Propp (individual)